03045367

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora Platinum Inc.

*CURRENT ADDRESS PO Box 10102
1650-701 W. Georgia St.
Vancouver, BC Canada V7Y1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34760 FISCAL YEAR 12/31/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 12/24/03

82-34760

ARIS 12-31-01

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [X] Schedule A

[ ] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	March 27, 2002
Name of Issuer:	Aurora Platinum Corporation
Issuer's Address:	1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6
Issuer's Fax Number:	604-688-5175
Issuer's Phone Number:	604-669-2525
Contact Person:	Parkash K. Athwal
Contact's Position:	Vice President, Finance
Contact Telephone Number:	604-669-2525

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John G. Paterson	"John G. Paterson"	March 27, 2002
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	March 27, 2002
Name of Director	Signed (typed)	Date Signed

Aurora *Platinum Corp.*

2001 Annual Report


94°
54°
AEM PROJECT
Hudson Bay
Attawapiskat
QUEBEC
Fishtrap Lake
Canopener Lake
Lansdowne House
Fort Hope
Red Lake
ONTARIO
Kenora
SUDBURY PROJECTS
North Range
Foy Project
Footwall Project
Noranda
Thunder Bay
Lake Superior
USA
Midrim
Belleterre
Angliers
Sudbury
0
200
kilometres

AURORA Ni-Cu-PGM PROJECTS

CONTENTS

TO OUR SHAREHOLDERS

2001 WAS A BUSY YEAR FOR YOUR COMPANY WITH FOUR MAJOR DRILL PROGRAMS COMPLETED AND THE PROCESSING AND INTERPRETATION OF 36,000 SQUARE KILOMETRES OF AIRBORNE GEOPHYSICAL DATA. THE COMPANY CONTINUED TO FOCUS ON EXPLORING IN ONTARIO AND QUEBEC FOR NICKEL-COPPER-PGM (PLATINUM GROUP METALS) AND PGM DEPOSITS IN A VARIETY OF GEOLOGICAL ENVIRONMENTS.

Aurora Platinum Corp., through its important Joint Venture with Falconbridge Limited, has continued to explore the Foy Offset Dyke, the Sudbury Irruptive Contact and the Footwall Zone in the prolific Sudbury Nickel Camp. At Sudbury all of the known ore deposits are hosted by the offset dykes, the sublayer footwall contact and the footwall rocks. On the Foy Offset Project, two new sulphide zones were discovered at Wisner and Nickel Lake. Narrow ore grade intersections in drillholes at both these prospects prompted the Company to complete borehole UTEM surveys on the mineralized drillholes. Results of this survey have defined several strong off-hole anomalies which are targeted for drilling in early 2002. The Foy Offset Dyke has the same characteristics as the Copper Cliff Offset, which is host to two of the larger deposits in the Sudbury District. The Footwall


Lac Croche
Midrim
Alotta
Delphi
Patry
Ni-Cu
Zullo
0
2
kilometres

Midrim-Belleterre-Angliers Project, Quebec Total Magnetics Nickel-Copper-PGM Prospects

Project occurs adjacent to the Falconbridge and Falconbridge East mines and covers an 8.5 kilometre section of the irruptive contact and footwall within the southeastern portion of the Sudbury Nickel Irruptive. Targets being investigated are typical sublayer/footwall hosted deposits. Three drillholes were completed along a 1.2 kilometre strike length in the footwall zone of the Falconbridge and Falconbridge East deposits and between the two deposits. All three holes were logged using UTEM techniques and it is apparent that both the Falconbridge and Falconbridge East deposits continue at depth and that mineralization occurs between the two mines.

Aurora has achieved a great deal of success in the Midrim-Belleterre-Angliers belt of southwestern Quebec. Four high-grade nickel-copper-PGM ore zones have been intersected in gabbros, all of which are open at depth. Detailed evaluation of the Megatem II airborne data has confirmed that a series of high priority blind EM conductors occur in the same geological environment as the four mineralized zones drilled in 2001. These priority conductors occur within a broad conductive zone extending for 4,000 metres and is up to 1,000 metres wide. This target will be the focus of a major drilling program in 2002.

In northern Ontario, the Company completed a preliminary drilling program on the Lansdowne House ultramafic-mafic complex which hosts a platinum-palladium-rich reef-type layer. Two holes intersected this reef and it appears to be thicker and of higher grade at depth. Based on the airborne magnetics/electromagnetics from the AEM Project which have been processed and analyzed, a number of significant targets have been discovered including vein-type gold, banded iron formation gold, volcanogenic massive sulphides, platinum-palladium, nickel-copper-PGM and kimberlites. Interpretation of this data is still in the early stages and it is anticipated that other important targets will be defined.

Management expects 2002 to be an exciting year for your Company and we thank you for your continued support.

GEORGE H PLEWES
Chairman

JOHN G PATERSON
President



Mobilizing for winter drilling, Sudbury District.

PROJECT REVIEW

IN 2001, THE COMPANY CONTINUED TO FOCUS ITS EXPLORATION EFFORTS ON THE DISCOVERY OF NICKEL-COPPER-PGM AND PGM DEPOSITS IN ONTARIO AND QUEBEC. AURORA'S PORTFOLIO OF PROPERTIES INCLUDES SOME OF THE MOST HIGHLY PROSPECTIVE GROUND IN THE SUDBURY CAMP THROUGH A JOINT VENTURE WITH FALCONBRIDGE LIMITED THAT COVERS A MAJOR PORTION OF THE FOY OFFSET DYKE AND 8.5 KILOMETRES OF THE SUDBURY IRRUPTIVE SUBLAYER CONTACT ADJACENT TO THE FALCONBRIDGE AND FALCONBRIDGE EAST DEPOSITS.

Drill programs on the Midrim-Belleterre-Angliers Project have delineated four high-grade nickel-copper-PGM mineralized zones, all of which are open at depth. Further analyses of the airborne Megatem II data has confirmed the existence of a priority conductive zone north of Midrim with high potential for expanding the present resource on the Project.

The Lansdowne House Project is underlain by a layered ultramafic-mafic complex containing a distinct platinum-palladium-rich reef delineated in two drillholes. Interpretation of gradient magnetics suggest this reef extends for at least six kilometres.

Reprocessing and analysis of Inco Limited airborne data on the AEM Project has identified several targets including vein gold, banded iron formation gold, volcanogenic massive sulphides, platinum-palladium, nickel-copper-PGM and kimberlites.


FOY PROJECT
Crazy Creek Zone
FOY PROJECT
Wisner Zone
Nickel Lake Zone
Parkin Offset
LEGEND
Sublayer; Offset Rocks and Sulphide-Bearing Gabbroic Rocks
Upper Zone; Granophyre
Middle Zone; Quartz Gabbro
Lower Zone; Norite
Ni, Cu, Pt, Pd Deposit/Showing
Aurora Platinum 100% Ground
Optioned Claims
Hess Offset
Foy Offset
Nickel Offset
Whistle Offset
Whistle Mine
Wanapitei Lake
Roland Lake Zone
North Range
WD38 Zone
Falconbridge East Mine
Whitson Lake
Falconbridge Mine
Windy Lake
Garson Mine
FOOTWALL PROJECT
Vermilion Lake
Whitewater Lake
South Range
Flood Offset
Sudbury
Ramsey Lake
Copper Cliff Offset
Kelly Lake
0
10
kilometres
Aurora Platinum
Worthington Offset
Aurora Platinum
SUDBURY PROJECTS

SUDBURY DISTRICT, ONTARIO

The Company is exploring the Foy and Footwall properties under a joint venture agreement with Falconbridge Limited and is one of the few juniors to be involved in prospective ground in the prolific Sudbury Camp. In addition, the Company is exploring several 100% owned properties in the Sudbury area.

Under the terms of the agreement with Falconbridge, Aurora is to spend $6 million over three years to earn a 60% interest in the Foy and Footwall properties. Falconbridge has a one-time option to earn back 70% by putting a deposit into production, leaving Aurora with a 30% carried interest.

The Sudbury District is the largest depository of nickel-copper-PGM in the world. Aurora was the first junior exploration company to have access to exploration ground underlain by the sublayer contact which is the main host to Sudbury's world-class deposits.

FOY PROJECT

The Foy Project is located adjacent to and north of the Sudbury Igneous Complex (SIC) within the North Range of the Sudbury Basin. Approximately 10.5 kilometres of the Foy Offset Dyke is located within the Property and both sublayer and dyke mineralization have been discovered.

Preliminary surface exploration by the Company resulted in the discovery of nickel-copper-platinum-palladium sulphides below thin overburden in the Wisner Zone. The Company also intersected nickel-copper-platinum-palladium sulphides in the Nickel Lake Zone.

The Foy Offset Dyke is the largest of all known radial offset dykes emanating from the base of the Sudbury Nickel Irruptive. Dyke width typically fluctuates between 150 metres to 250 metres although in places it is up to 400 metres wide. To the northwest the dyke narrows to about 75 metres wide. It is typically an inclusion-bearing diorite with an inclusion population dominated by subrounded to rounded country rock and mafic igneous rock.

Mineralization in the Wisner Zone is coincident with a prominent Megatem II airborne conductor. A series of deep holes were drilled to establish a geophysical platform for the area and all holes were probed using UTEM geophysics. Holes along a strike length of 450 metres contained off-hole anomalies and several narrow massive sulphide zones were intersected. Further drilling is needed to test this conductor.

The Nickel Lake area is located as an isolated area of prospective ground surrounded by Inco Limited claims. Massive sulphide mineralization was discovered by the Company at a depth of 400 metres below the surface of Nickel Lake. Based on the Megatem II data, it appears that this mineralization underlies the entire length of Nickel Lake, giving it a potential strike length of 400 metres. Further drilling to define this mineralization is planned in early 2002.



N
81° 15'
TYRONE TWP.
KITCHENER TWP.
FOY TWP.
BOWELL TWP.
Aurora (100%)
Foy Lake
Crazy Creek Zone Ni-Cu-PGM
Wisner Zone Ni-Cu-PGM
Nickel Lake Ni-Cu-PGM
WD38 Zone Ni-Cu-PGM
46° 45'
Aurora (100%)
Roland Lake
Roland Lake Ni-Cu-PGM
Sudbury Igneous Complex
Nelson Lake
0
5
kilometres
LEGEND
Norite/Offset Rocks (Sudbury Igneous Complex)
Foy Joint Venture Property
Ni-Cu-PGM Deposits and Occurrences
Aurora 100%
FOY PROJECT


80°50'
N
46°35'
FOOTWALL PROJECT
Cross Section
Cryderman North
Norduna Fault
Cryderman Central
Falconbridge Mine
Falconbridge East Mine
Bailey Corners Fault
DDH F-292
Cryderman
No. 1 Fault
No. 2 Fault
Sudbury Igneous Complex
Garson Fault
Kirkwood Mine
Garson Mine
GARSON TWP.
FALCONBRIDGE TWP.
LEGEND
0
2
kilometres
Norite
(Sudbury Igneous Complex)
Ni-Cu-PGM
Deposit
FOOTWALL PROJECT

SUDBURY BASIN MAGNETICS


0
10
kilometres


North
South
Drillhole F-292
5159000 mN
5158000 mN
5157000 mN
0.0m
FOOTWALL ROCKS
-500m
Sudbury Igneous Complex
UTEM CONDUCTOR
-1000m
-1500m

CROSS SECTION BETWEEN FALCONBRIDGE AND FALCONBRIDGE EAST DEPOSITS WITH DRILLHOLE PLOT AND PROJECTION OF UTEM CONDUCTOR

The 1,600 hectare Footwall Property is located in the South Range of the Sudbury Igneous Complex (SIC) between the Garson and Norduna nickel-copper-PGM mines. The Property covers about eight kilometres of the SIC contact and footwall rocks immediately adjacent to the Falconbridge and Falconbridge East mines. Both the contact and the adjacent footwall are the main hosts for nickel-copper-PGM deposits in the Sudbury District. Detailed mapping of the Footwall Property located extensive Sudbury Breccias along a northeast-southwest trend approximately one kilometre south of and parallel to the main SIC contact.

The Company completed an airborne magnetic/electromagnetic survey over the entire Property and several extensive north-east-southwest trending conductors were delineated parallel to the SIC contact with footwall rocks. In addition to the airborne geophysics, a ground UTEM survey was also completed and defined a number of important conductors including a strong conductor between the Falconbridge and Falconbridge East mines. Several target types are present on the Footwall Property. These include deeper extensions to the Falconbridge and Falconbridge East deposits, higher grade copper-PGM mineralization in footwall rocks within Sudbury Breccia, nickel-copper-PGM deposits along the SIC contact west of the Falconbridge deposit, and between the Falconbridge and Falconbridge East mines and sulphide mineralization along the Garson Fault. With the recent success of discovering deep mineralization in other parts of the basin using downhole UTEM geophysics, the Joint Venture Partners drilled three deep (1,500 metre) holes along a 1,200 metre strike length to establish a geophysical platform for further drilling. One hole was collared between the Falconbridge and Falconbridge East mines where no mineralization is known. A very strong off-hole conductor was detected in this hole suggesting that there is a substantial amount of sulphides between the two deposits.

Previous drilling by Falconbridge adjacent to the Garson Fault, which is the main control for the 60 million tonne Garson orebody located just west of the Property, discovered narrow zones of high-grade copper-PGM mineralization. Borehole logging of surrounding holes indicates off-hole anomalies associated with the main fault. Testing of these anomalies is planned for early 2002.

To the west of the Falconbridge deposit, very little exploration has been carried out, apart from a few shallow holes. Falconbridge probed a limited number of drillholes along this contact and several contained off-hole anomalies. In early 2002, all of the holes drilled west of the Falconbridge deposits will be reopened and UTEM surveyed to help prioritize drill targets.

MIDRIM-BELLETERRE-ANGLIERS PROJECT, QUEBEC

The Midrim-Belleterre-Angliers Project is located in Baby Township, Timiskaming District, Quebec approximately 25 kilometres east of Lake Timiskaming and 30 kilometres north of the Town of Ville Marie. The Project lies within the Belleterre-Angliers greenstone belt just north of the Grenville Front. Within the Property, several nickel-copper-PGM sulphide occurrences are hosted by gabbroic intrusive rocks. Aurora controls 13,500 hectares of prospective ground in this belt under two option agreements and with 100% owned claims.

Exploration in 2001 focused on initial definition of the extent of mineralization in the Midrim, Lac Croche, Alotta and Patry prospects. The drilling program was successful in expanding the known mineralization and discovered a new zone at Midrim. All of the mineralization is open and further drilling will be needed to define resources.

The Company completed a Megatem II airborne magnetics/electomagnetics survey over its entire landholdings. A tight line spacing of 150 metres was used in order to have detailed information to utilize for the next phase of drilling. It appears that there are two types of mineralization occurring in the gabbroic rocks, immiscible sulphides and remobilized massive sulphides. The larger massive sulphide zones delineated to date occur in a remobilized state within northwest-southeast trending structural corridors. Detailed interpretation of the airborne data has defined 17 priority 1 and priority 2 conductors with a cluster in the Geoffroy area related to the main northwest-southeast structural dislocation of gabbros. In addition to these shallower


630000 mE
Angliers
ANGLIERS PROPERTY
Lac des Quinze
5265000 mN
Lac Baby
Lac Long
MIDRIM GENERAL
(100% Aurora)
Midrim
Alotta
MIDRIM
PROPERTY
Lac Croche
MIDRIM GENERAL
(100% Aurora)
BELLETERRE OPTION
Delphi
Patry
Zullo
MIDRIM PROPERTY
Laverlochere
MIDRIM GENERAL
(100% Aurora)
N
LEGEND
Gabbro Sills
Ni-Cu-PGM Occurrence
Airborne EM Conductor
Highway
0
5
kilometres
MIDRIM-BELLETERRE-ANGLIERS PROJECT


5258700 N
BT-01-15
BT-01-12
BT-01-13
BT-01-06
Elev. 275m
250m
225m
200m
175m
BT-01-32
BT-01-33
1
2
3
4
5
Gabbro
Quartz Feldspar Porphyry
Gabbro
Quartz Feldspar Porphyry
Interval Metres / Cu % / Ni % / Pt + Pd g/t
4.0m 0.60 0.43 0.65
Hole Number / Interval Metres / Cu % / Ni % / Pt + Pd g/t
1 BT-01-13 7.75m 0.73 0.95 0.97
2 BT-01-12 14.45m 0.63 0.37 0.76
3 BT-01-32 13.90m 2.36 2.13 2.50
4 BT-01-33 12.80m 1.37 2.59 2.21
5 BT-01-15 0.60m 18.65 0.80 3.67
LEGEND
Massive Sulphide
Disseminated Sulphide (>1% Cu + Ni)
0
60
Metres
ALOTTA CROSS SECTION
Zone Is Plunging Northwest

conductors, a deeper flat-lying conductive zone some 4,000 metres in length and 1,000 metres in width was also detected in the EM profiles. This conductive zone may be a feeder for the large volume of gabbroic rocks in this volcanic belt.

Soil and humus geochemical sampling was completed over the Angliers and Patry areas and several distinct nickel anomalies were delineated. Follow-up work is planned. The discovery of high-grade nickel-copper-PGM sulphides at Patry and in the Midrim No. 6 Zone extends the Midrim-Belleterre mineralization significantly and strongly supports the Company's contention that there are more of these high-grade deposits in the belt. Detailed stratigraphic studies confirmed that the nickel-copper-PGM mineralization is associated with the basal parts of differentiated ultramafic to mafic intrusive rocks. Confirmation of the above has greatly enhanced the number of targets on the Project and the potential size of these targets.

Objectives for 2002 will include expanding the limits of known mineralization at Midrim, Alotta, Lac Croche and Patry as well as testing the significant conductors in the Geoffroy area. The Company is also in discussions concerning joint ventures with a number of major mining companies.

LANSDOWNE HOUSE PROJECT, ONTARIO

The Lansdowne House Project is 100% owned by Aurora and is underlain by a 14 kilometre long layered ultramafic-mafic complex. It is located 180 kilometres north-northeast of Thunder Bay, Ontario and is comprised of 14,368 hectares of contiguous claims. The 2001 exploration program, which consisted of an airborne magnetic/electromagnetic survey, bedrock mapping, diamond drilling and lithogeochemical sampling, was designed to evaluate the economic potential of the complex for nickel-copper-PGM and reef-type (Stillwater) PGM mineralization.

Regionally, Lansdowne House occurs within the Oxford Lake-Stull Lake structural zone near its faulted contact with the older North Caribou Province. The Oxford Lake-Stull Lake zone contains several ultramafic-mafic complexes identified and acquired 100% by the Company.

The Lansdowne House Complex has been subdivided into three zones:

- A predominantly ultramafic basal zone comprising layered peridotite-pyroxenite
- A middle zone of cumulate gabbroic sequences with minor ultramafics
- An upper zone of diorite, leucogabbro and anorthosite

The PGM dominant mineralization or reef-type was intersected in two holes (LH01-02 and LH01-20) within sulphide poor plagioclase-rich gabbro within the middle zone of the Complex. Hole LH01-20 intersected 25.5 metres of 1.04 g/t Pt + Pd including 3.1 g/t Pt + Pd over 1.5 metres. The reef zone appears to extend for at least six kilometres based on magnetic interpretation. From two drillholes, the reef appears to widen with depth and becomes higher grade. Detailed ground magnetics and further drilling is planned to define the extent of the platinum-palladium-rich reef.

Nickel-copper-PGM mineralization is associated with disseminated and net-textured semi-massive to massive sulphides within cumulate gabbros and associated magmatic breccias. Although these sulphide zones are quite thick (220 metres), the massive sulphide zones are narrow. Detailed interpretation of the airborne geophysics will be initiated to define areas of more dominant massive sulphides.


455000 mE
5820000 mN
Fe-Ti-V Oxide Horizon
N
LH01-10
LH01-012
LH01-15
LH01-14
LH01-11
Bartman Lake
Rowell Lake
LH01-13
LH01-09
Brazeau Lake
LH01-21
LH01-04
LH01-16
LH01-18
LH01-08
LH01-17
LH01-03
LH01-19
LH01-06
LH01-05
LH01-20
LH01-2
LH01-07
LH01-01
Springer Lake
Lavoie Lake
LANDSDOWNE HOUSE Ni-Cu-PGM PROJECT
Legend
Ultramafics
Gabbro
Overlying Volcanics
Fault
Projected PGM Reef
Shear-Hosted Au
Ni-Cu-PGM Mineralization
0
4
kilometres

AEM PROJECT, ONTARIO-MANITOBA

The Company has entered into an agreement with Inco Limited covering an area of approximately 36,000 square kilometres in northern Ontario extending from Lansdowne House to eastern Manitoba. Inco flew airborne magnetics and electromagnetics over this area in the early 1970s as part of their Ontario-Manitoba wide search for nickel deposits.

During the year, all of the airborne data was digitized and magnetic contour maps were produced. All of Inco's follow-up data, including ground geophysical, geochemical, geological and drilling information, has been compiled and interpreted by the Company. This work has defined several prospects including vein-type and banded iron formation gold mineralization, volcanogenic massive sulphides, nickel-copper-PGM prospects, ultramafic-mafic layered complexes with potential for platinum-palladium reef-type deposits and kimberlite targets. Interpretation of the AEM geophysical data by Aurora has



90°
55°
MANITOBA
ONTARIO
North Kenyon Fault
Stull-Wunnumin Fault
Bear Head Fault
LANSDOWNE HOUSE
CANOPENER LAKE
FISHTRAP LAKE
N
AEM PROJECT
Legend
AEM Project Area
Ultramafic-Mafic Complexes
Fault
0
60
kilometres

defined a complex northwest-southeast trending structural corridor extending from Lansdowne House to the Ontario-Manitoba border. Along this structural corridor the Company identified several ultramafic-mafic complexes and acquired one complex (Canopener Lake).

Canopener Lake was acquired by staking after preliminary groundwork had shown the area to be underlain by layered ultramafic-mafic rocks anomalous in platinum-palladium. Also, several nickel-copper gossan zones were identified. Further work will be completed in the summer field season.

Management of Aurora has been aware of the diamond potential within the AEM area of interest for some time. Interpretation by consultants on the Rowlandson Lake sheet delineated 16 priority magnetic anomalies with pipe-like signatures. All of these were acquired by staking and modern alluvium and till material was sampled on a preliminary basis. Although the sampling was very limited, kimberlite indicator minerals were recovered in samples from five anomalies. Aurora plans a detailed sampling program on these 16 targets. Interpretation of the magnetic data for pipe-like anomalies on the remainder of the AEM data will also be completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2001 and 2000

Description of Business

The Company commenced business operations in May 2000 as a development stage mineral exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties. The focus of exploration during 2001 was on the Midrim and Belleterre properties in Quebec, the Falconbridge properties in Sudbury, and the Lansdowne House Property in northwestern Ontario.

Results of Operations

The losses for 2001 and 2000 were $1,377,493 or $0.10 per share and $365,468 or $0.26 per share, respectively. The increased loss in the current year reflects business activity for a full year compared to a partial year in 2000. However, a lower loss per share is a reflection of a significantly larger number of shares outstanding in 2001.

The Company earned $164,261 in interest during the current year, averaging a return of approximately 3.8%. Interest amounting to $87,282 was earned in 2000.

Consulting and management fees includes $96,000 in management fees paid to Southwestern Resources Corp. ("Southwestern"), $140,025 in fees on account of consulting and management services provided by directors, officers and other consultants, and $172,374 in stock-based compensation expense relating to stock options issued to non-employees during the year. In comparison, during 2000, $60,000 was paid to Southwestern and $79,637 to directors, officers and other consultants. There was no stock-based compensation expense recorded in 2000.

General exploration expense of $11,893 (2000 – $1,960) relates to expenditures of a general reconnaissance nature that are charged to expense during the year.

The investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $694,437 in 2001 compared with $117,230 in the previous year. In 2001, an additional one-time cost of approximately $400,000 (US$250,000) was incurred to reprint and disseminate, to at least 250,000 potential investors, a third party editorial containing information regarding the Company. Legal and accounting expenses increased by approximately $126,000 partly due to legal fees relating to various financing and corporate matters as well as implementing the Board of Directors' recommendation of having the Company's auditors conduct quarterly reviews of interim financial statements.

An accrual of $46,462 is included in office expense for the Part XII.6 tax payable to the Receiver General on account of flow through expenditures renounced as a consequence of the look-back rule. Under the look-back rule, the Company is entitled to renounce eligible expenditures it has incurred or plans to incur in year 2 with retroactive effect to Year 1. However, the corporation is required to pay a tax which is calculated on the unspent portion at the end of each month in year 2 of the amount renounced.

During the year, the Company abandoned the McDonough Property and wrote off resource property expenditures of $118,103.

Financial Condition, Liquidity and Capital Resources

In February 2001, the Company received clearance from the securities commissions in British Columbia, Alberta and Ontario for a final prospectus filed to qualify the distribution of 7,280,716 common shares for special warrants and agents' compensation warrants issued in 2000.

During 2001, cash proceeds of $2.7 million were received from the exercise of five million common share purchase warrants at $0.50 each and 79,825 agent's compensation warrants at $2.80 each. Both were issued pursuant to private placements done in 2000.

On December 31, 2001, the Company issued 335,000 flow through units at $3.00 per unit for gross proceeds of $1,005,000. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one flow through common share for $4.00 before December 31, 2002. The agent received a cash commission of 7.5% of gross proceeds from the sale of the units and 33,500 broker warrants entitling the holder to purchase one non-flow through common share at a price of $3.20 before December 31, 2002.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

The value of resource properties increased by $6.8 million during the year relating to exploration expenditures incurred on the Falconbridge properties ($2.4 million), Midrim Property ($1.0 million), Belleterre Property ($1.0 million), Lansdowne House Property ($1.6 million) and other properties ($0.8 million).

In December 2001, the Company signed an agreement with Paramount Ventures and Finance Inc. ("Paramount") whereby Paramount agreed to transfer all of its interest in the Angliers Property and rights to the Angliers Agreement, signed in December 2000, to Aurora in consideration for a 1.5% net smelter royalty. As a result, Aurora can earn a 70% interest in the Property by making cash payments of $65,000 and expending $800,000 in exploration expenditures by June 2004.

Working capital decreased by $4.1 million and was reduced to $2.1 million at December 31, 2001. The change reflects resource property expenditures of $6.8 million and operating expenditures of $1.1 million, which were partially offset by proceeds from share issuances of $3.8 million. The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk and conserve working capital. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.

AUDITORS' REPORT

To the Shareholders of Aurora Platinum Corp.

We have audited the balance sheets of Aurora Platinum Corp. as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

February 26, 2002

BALANCE SHEETS

[illegible]	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 2,086,062	$ 6,373,699
Exploration advances and other receivables	154,702	54,318
	2,240,764	6,428,017
Capital assets *(note 3)*	54,334	12,758
Resource properties *(note 4)*	8,395,000	1,641,893
	$ 10,690,098	$ 8,082,668
Liabilities		
Current		
Accounts payable and accrued charges	$ 166,936	$ 225,420
Due to affiliated company	17,835	36,225
	184,771	261,645
Long Term		
Future income tax *(note 8)*	605,000	—
Shareholders' Equity		
Share capital *(note 5)*		
Authorized		
100,000,000 common shares without par value		
Issued		
15,992,869 common shares (2000 - 3,075,335)	19,082,670	7,787,364
Special warrants - nil (2000 - 7,280,716)	—	7,405,883
Additional paid-in capital	172,374	—
Contributed surplus	35,454	35,454
Deficit	(9,390,171)	(7,407,678)
	9,900,327	7,821,023
	$ 10,690,098	$ 8,082,668

See accompanying notes to consolidated financial statements

Approved by the Board

George H Plewes

John G Patterson

STATEMENTS OF LOSS AND DEFICIT

For the years ended December 31	[illegible]	[illegible]
Expenses		
Consulting and management fees	$ 408,399	$ 139,637
Debt financing expense	-	50,000
General exploration	11,893	1,960
Investor relations	694,437	117,230
Legal and accounting	181,269	54,825
Office expense	113,717	56,632
Resource property costs written off *(note 4)*	118,103	-
Travel	13,936	32,466
Loss before undernoted item	(1,541,754)	(452,750)
Interest income	164,261	87,282
Net loss for the year	(1,377,493)	(365,468)
Deficit at beginning of year	(7,407,678)	(7,042,210)
Provision for income tax on flow through shares *(note 8)*	(605,000)	-
Deficit at end of year	$ (9,390,171)	$ (7,407,678)
Loss per share *(note 2)*	$ (0.10)	$ (0.26)

See accompanying notes to consolidated financial statements

STATEMENTS OF CASH FLOWS

[illegible]	200[illegible]	200[illegible]
Operating Activities		
Net loss for the year	$ (1,377,493)	$ (365,468)
Items not involving cash		
Debt financing expense	–	50,000
Stock-based compensation	172,374	–
Resource property costs written off	118,103	–
	(1,087,016)	(315,468)
Change in non-cash operating working capital items		
Increase in exploration advances and other receivables	(95,041)	(60,249)
(Decrease) increase in accounts payable and accrued charges	(40,036)	157,005
	(1,222,093)	(218,712)
Investing Activities		
Resource property expenditures	(6,780,989)	(1,388,672)
Additions to capital assets	(53,978)	(14,341)
	(6,834,967)	(1,403,013)
Financing Activities		
Shares issued	3,769,423	44,720
Proceeds from special warrants	–	7,489,044
Proceeds from loans	–	700,000
Loans repaid	–	(240,000)
	3,769,423	7,993,764
(Decrease) increase in cash and cash equivalents during the year	(4,287,637)	6,372,039
Cash and cash equivalents at beginning of year	6,373,699	1,660
Cash and cash equivalents at end of year	$ 2,086,062	$ 6,373,699
Cash and cash equivalents consist of:		
Cash	$ 1,287,334	$ 9,365
Short-term investments	798,728	6,364,334
Cash and cash equivalents at end of year	$ 2,086,062	$ 6,373,699

Supplemental Cash Flow Information *(note 6)*

See accompanying notes to consolidated financial statements

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. Description of Business

The Company is a development-stage junior mining company engaged in the location, acquisition, evaluation and exploration of nickel-copper-platinum-palladium mineral properties presently concentrating in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition. All properties are currently in the exploration stage.

On May 12, 2000, pursuant to Special Resolutions approved at the Company's Annual and Special General Meeting, the Company's issued and authorized capital was consolidated on the basis of one new share for four old shares. The authorized capital was then increased to 100,000,000 common shares, the name of the Company was changed to "Aurora Platinum Corp." effective August 8, 2000, and the Company was continued under the Yukon Business Corporations Act to become a Yukon corporation.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial assets and liabilities include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. Except as otherwise disclosed, the fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

d) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%

e) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

f) Stock Options

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option-pricing model.

g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

h) Loss per Share

During the first quarter of 2001, the Company adopted the new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with respect to loss per share. This new policy has been applied retroactively and the adoption of this policy has no material effect on the Company's financial statements.

Fully diluted loss per share has not been presented, as it is anti-dilutive.

[illegible] Capital Assets

			2001	2000
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 15,392	$ 3,779	$ 11,613	$ 10,976
Computer equipment	52,926	10,205	42,721	1,782
	$ 68,318	$ 13,984	$ 54,334	$ 12,758

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $12,402 (2000 - $1,583).

[illegible] Resource Properties

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible] 2001	[illegible] 2000
Balance, beginning of year	$ 625,100	$ 504,685	$ 139,149	$ 134,669	$238,290	$1,641,893	$ –
Property acquisition, and maintenance	15,778	114,496	117,079	10,087	101,546	358,986	367,268
Analytical	121,015	24,875	42,536	106,082	70,213	364,721	68,330
Geophysics	400,744	111,985	177,306	172,748	123,745	986,528	216,141
Geology	367,721	131,406	198,770	236,324	417,181	1,351,402	482,146
Drilling	1,342,673	523,629	403,769	980,008	5,890	3,255,969	267,306
Research	2,100	–	–	18,179	2,100	22,379	12,788
Project administration	194,250	59,498	55,493	87,648	134,336	531,225	227,914
Property costs written off	–	–	–	–	(118,103)	(118,103)	–
Balance, end of year	$3,069,381	$1,470,574	$1,134,102	$1,745,745	$975,198	$8,395,000	$1,641,893

An amount of $118,103 was written off due to the abandoning of the McDonough Property.

Falconbridge Properties

In June 2000, the Company signed an Option Agreement with Falconbridge Limited ("Falconbridge") covering two project areas, Foy and Footwall, within the Sudbury District of Ontario. Under the terms of the agreement, the Company will have the option to earn a 60% interest in both projects by expending $6 million on exploration over three years with a minimum of $1 million being spent in the first year. Once the Company has earned its 60% interest, both partners will contribute on a pro-rata basis. Falconbridge will have the option to increase its working interest in any specific project to 70% by funding a bankable feasibility study and providing 100% of the funds required to place a deposit into production. Falconbridge will be entitled to recover mine construction costs from 90% of net cash flows from the mine. Within the three-year option period, Falconbridge has the right to purchase by way of private placement up to 500,000 common shares of Aurora.

Midrim Property

In June 2000, the Company entered into a Letter Agreement with the owners ("the Owners") of the Midrim copper-nickel Property in western Quebec. Under the terms of the letter agreement, the Company can earn a 70% interest in the Project by making cash payments of $200,000, issuing shares to the Owners with a value of $200,000 (as at year end the Company had issued 61,675 shares worth $100,000 to the Owners), and incurring exploration expenditures of $1.2 million over a three-year period. Once this is achieved, the Owners have 60 days to decide whether to participate in further exploration on a pro-rata basis, dilute or sell their interest. Should they decide to sell, the Company will have the first right to purchase the interest. If the Owners dilute to less than a 10% interest, they will transfer their interest to the Company subject to a 2% net smelter royalty. The Company will have the right to purchase 1.5% of the net smelter royalty from the Owners for $2 million. At December 31, 2001, the Company had exceeded its total exploration expenditure commitment.

Belleterre Property

In October 2000, the Company entered into an Option Agreement with Hinterland Exploration Ltd. ("Hinterland") to acquire an interest in the Belleterre Property in Quebec. The Company can earn a 70% interest in the Property by making cash payments of $125,000, issuing shares with a value of $350,000 (as at December 31, 2001, the Company had issued 52,260 shares worth $140,000 to Hinterland), and spending $1.5 million on exploration over a four-year period. Once this is achieved, Hinterland has 60 days to elect to participate in further exploration on a pro-rata basis, dilute or sell its interest subject to Aurora's first right of refusal. If Hinterland's interest is diluted to less than 10%, it will transfer its interest to Aurora in exchange for a 10% net proceeds interest. Aurora can elect to purchase the net proceeds interest by paying an amount equal to 20% of the expenditures incurred on the Property. The Property is also subject to an underlying 2.5% net smelter royalty. Aurora has the right to purchase 1.5% of the royalty by paying $1.5 million.

Lansdowne House Property

The Company acquired, by staking, a 100% interest in the Lansdowne Property which is comprised of 13,088 hectares. The Landsdowne Property is located in the Thunder Bay Mining Division in northwestern Ontario.

Angliers Property

In December 2001, the Company signed an agreement with Paramount Ventures and Finance Inc. ("Paramount") whereby Paramount agreed to transfer all of its interest in the Angliers Property and rights to the Angliers Agreement, signed in December 2000, to Aurora in consideration for a 1.5% net smelter royalty. As a result, Aurora can earn a 70% interest in the Property by making cash payments of $65,000 and expending $800,000 in exploration expenditures by June 2004. A total of $232,298 was spent on the Property in 2001.

Evaluation Agreement

In December 2000, the Company signed a Letter Agreement with Inco Limited ("Inco") whereby Aurora has secured exclusive rights to proprietary airborne magnetic and electromagnetic data covering certain areas of Ontario. Under the terms of the agreement, the Company can earn the right to permanently use and retain the data by spending $1.5 million over four years on follow-up of geophysical targets. Any properties acquired by Aurora within the area of interest will be subject to a royalty to Inco upon commencement of commercial production capped at $2.5 million. Inco will have the right to acquire 50% of Aurora's interest in any mineral property by funding two times Aurora's property expenditures. A total of $298,539 was spent on the Project in 2001.

Share capital

During the year ended December 31, 2001, changes in issued share capital were as follows:

	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of year	3,075,335	$ 7,787,364	1,127,367	$ 6,939,484
Issued on the exercise of stock options	163,500	136,340	61,000	44,720
Issued on the exercise of share purchase warrants (a)	5,079,825	2,723,510	–	–
Special warrants issued in 2000, but not qualified until 2001 (b)	7,280,716	7,405,883	–	–
Issued in exchange for resource properties (c)	58,493	120,000	69,818	170,000
Issued pursuant to a Private Placement (d)	335,000	909,573	–	–
Issued in settlement of a finder's fee	–	–	252,000	83,160
Issued on conversion of debt to equity	–	–	1,515,150	500,000
Issued under terms of loan agreement	–	–	50,000	50,000
Issued at end of year	15,992,869	$ 19,082,670	3,075,335	$ 7,787,364

a) During 2001, cash proceeds of $2,723,510 were received from the exercise of five million common share purchase warrants at $0.50 each and 79,825 agent's compensation warrants at $2.80 each.

b) In February 2001, the Company received clearance from the securities commissions in British Columbia, Alberta and Ontario for a final prospectus filed to qualify the distribution of 7,280,716 common shares for special warrants and agents' compensation warrants issued in 2000.

c) Pursuant to the option agreements signed in 2000, a total of 58,493 common shares were issued during the year to the owners of the Midrim and Belleterre properties.

d) On December 31, 2001, the Company issued 335,000 flow through units at $3.00 per unit. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one flow through common share for $4.00 before December 31, 2002. The agent received a cash commission of 7.5% of gross proceeds from the sale of the units and 33,500 broker warrants entitling the holder to purchase one non-flow through common share at a price of $3.20 before December 31, 2002.

e) Stock Options

At December 31, 2001, there were 1,984,500 options outstanding under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the Canadian Venture Exchange on the last trading day preceding the grant of the option.

As at December 31, 2001, the Company has 139,222 options reserved for issuance.

	2001		2000	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,144,500	$0.83	101,250	$0.72
Granted	1,011,000	3.69	1,124,000	0.83
Exercised	(163,500)	0.83	(61,000)	0.73
Cancelled	(7,500)	4.12	(19,750)	0.72
Outstanding at end of year	1,984,500	$2.27	1,144,500	$0.83
Options exercisable at end of year	1,984,500		587,500	

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Number of Shares	Exercise Price	Weighted-Average Remaining Years of Contractual Life
963,000	$0.77	3.3
50,000	$3.40	4.5
2,000	$3.50	3.7
936,000	$3.70	4.3
8,500	$3.85	3.6
5,000	$4.09	3.8
20,000	$4.25	4.2
1,984,500		3.8

During the year ended December 31, 2001, 107,000 stock options were issued to non-employees. Using the fair value method for stock based compensation, consulting costs of $172,374 were recognized. This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant and exercising on the last day before expiry, a weighted average volatility of the Company's share price of 46% and a weighted average risk free rate of 5.6%.

f) As at December 31, 2001, there were 1,489,605 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
Nov. 10/00	1,140,358	$3.50	Nov. 10/02
Nov. 10/00	148,247	$2.80	Nov. 10/02
Dec. 31/01	167,500	$4.00	Dec. 31/02
Dec. 31/01	33,500	$3.20	Dec. 31/02

All of the warrants issued pursuant to the private placement done in August 2000 were exercised during 2001. Five million warrants were exercised for total proceeds of $2.5 million.

The deadline for the exercise of warrants issued pursuant to the private placement done in November 2000 was extended for another 12 months.

6. Supplemental Cash Flow Information

	2001	2000
Significant non-cash capital transactions		
Investing Activities		
The Company issued 69,818 common shares in partial payment for the option to acquire the Midrim, McDonough and Belleterre properties	$ –	$ 170,000
Pursuant to option agreements signed in 2000, 58,493 common shares were issued to the owners of the Midrim and Belleterre properties	120,000	–
Financing Activities		
Debt owing to shareholders was converted to 1,515,150 common shares of the Company	–	500,000
Bonus payment required under the terms of a loan agreement settled by the issuance of 50,000 common shares of the Company	–	50,000
Special warrants issued in 2000, but not qualified until February 2001	7,405,883	–
Pursuant to the private placement of special warrants, the Company issued 252,000 common shares in settlement of a finder's fee	–	83,160
107,000 stock options granted to consultants as compensation	172,374	–
	$ 7,698,257	$ 803,160
Other supplemental cash flow information		
Taxes paid	$ 32,689	$ –
Interest received	$ 163,681	$ 67,113
Interest paid	$ –	$ 4,041

7. Related Party Transactions

	2001	2000
Fees paid on account of consulting and management services provided by directors	$ 282,616	$ 151,125
Repayment of loans and accrued interest to companies related by directors in common	–	244,401
Amounts paid to Southwestern Resources Corp. (a company related by directors in common) under the terms of an administrative services agreement	96,000	60,000
Conversion of debt owing to shareholders to 1,515,150 common shares	–	500,000
Issuance of 50,000 common shares to companies related by directors in common pursuant to the terms of a loan agreement	–	50,000
Issuance of 252,000 common shares to a shareholder in settlement of a finder's fee relating to a private placement	–	83,160

As at December 31, 2001, accounts payable includes $17,835 (2000 - $36,225) due to companies related by directors in common.

8. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2001	2000
Statutory tax rate	45%	45%
Recovery of income taxes computed at standard rates	$ 619,568	$ 164,461
Non-deductible expense	(77,568)	–
Tax losses not recognized in the period that the benefit arose	(542,000)	(164,461)
Income tax provision	$ –	$ –

During the year the Company closed a flow through share private placement that was entered into in December 2000. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at December 31, 2001 of $605,000. As the liability arises from a transaction in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax (liability) asset are as follows:

	2001	2000
Operating loss carry-forwards	$ 857,000	$ 280,000
Accumulated cost base difference on assets	(1,462,000)	21,000
	(605,000)	301,000
Less: Valuation allowance	–	(301,000)
Net future income tax	$ (605,000)	$ –

At December 31, 2001, the Company had loss carry-forwards of $1,910,000 available for tax purposes in Canada, which expire between 2002 and 2009.

Subsequent Event

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. All of the proceeds will be spent on the Company's Belleterre Property in Quebec.

Directors and Officers

George H Plewes
Chairman and Director

John G Paterson
President, CEO and Director

Daniel G Innes
Vice President, Exploration and Director

John J Fleming*
Director

A Murray Sinclair*
Director

Michael D Winn*
Director

John J Brown
Director

Parkash K Athwal
Vice President, Finance and CFO

Thomas W Beattie
Vice President, Corporate Development and Corporate Secretary

* Member of the audit committee

Dr. Michael Byron
Exploration Manager, Ontario/Quebec

Head Office
Aurora Platinum Corp.
PO Box 10102
Suite 1650, 701 W Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
T 604 687 7778 / F 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

Offices
Aurora Platinum Corp.
868 Falconbridge Hwy
Unit 5
Sudbury, Ontario
Canada P3A 5K7
T 705 525 0992 / F 705 525 7701

Bank
Bank of Montreal
595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L7

Solicitors
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5
T 604 687 1224 / F 604 687 8772

Auditors
Deloitte & Touche LLP
Suite 2000, 1055 Dunsmuir Street
PO Box 49279
Four Bentall Centre
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent
Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing
CDNX: ARP

Notice of Annual Meeting
The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 W Georgia Street
Vancouver, British Columbia
Friday, May 17, 2002 at 11 am

Aurora Platinum Corp

VANCOUVER OFFICE
PO Box 10102
1650–701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

SUDBURY OFFICE
Unit 5
868 Falconbridge Hwy
Sudbury, Ontario
Canada P3A 5K7

T 705 525 0992 F 705 525 7701
E info@auroraplatinum.com
www.auroraplatinum.com